P.O. Box 370
KIRKLAND LAKE, ON, P2N 3J7

Symbol – TSX & AIM: KGI
March 9, 2006

HOLDINGS IN COMPANY
 KIRKLAND LAKE GOLD INC.

Kirkland Lake Gold Inc. (the “Company”) announces that on 8 March, 2006 the Company received notice that Artemis Investment Management Limited and certain of its subsidiary companies have a notifiable interest of 2,950,000 shares, representing approximately 5.968% of the issued and outstanding shares of the Company.

For further information, please contact:

Brian Hinchcliffe	Scott Koyich
President	Investor Relations
Phone 1 705 567 5208	Phone 1 403 215 5979

Fax 1 705 568 6444	E-mail: info@klgold.com
E-mail: bhinchcliffe@klgold.com

Website- www.klgold.com

Neither the Toronto Stock Exchange nor the AIM Market of the London Stock Exchange
has reviewed and neither accepts responsibility for the adequacy or accuracy of this news release.